02018357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2002
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8 - 47492

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Alpha Securities Corp. and subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas G. Siekierski **(212) 702-0620**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Consolidated Statement of Financial Condition.
- ❑ (c) Consolidated Statement of Operations.
- ❑ (d) Consolidated Statement of Changes in Shareholder's Equity.
- ❑ (e) Consolidated Statement of Cash Flows.
- ❑ (f) Consolidated Statement of Changes in Subordinated Liabilities.
- ❑ (g) Computation of Net Capital.
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ❑ (l) An Oath or Affirmation.
- ❑ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ❑ (o) Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).*

ALPHA SECURITIES CORP.
499 PARK AVENUE · NEW YORK, NEW YORK 10022 · TEL: (212) 702-0600 · FAX: (212) 702-0636

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholder of
Alpha Securities Corp. and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Alpha Securities Corp. (a New York corporation) and subsidiary as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Alpha Securities Corp. and subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
February 21, 2002

ALPHA SECURITIES CORP. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 424,056
Receivable from affiliates, net	490,872
Taxes receivable	64,291
Accounts receivable	1,730
Total current assets	980,949
FURNITURE AND EQUIPMENT, at cost, net of accumulated depreciation of $39,303	78,972
OTHER ASSETS	25,421
Total assets	$ 1,085,342

LIABILITIES ANDSHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 234,665
Due to affiliate	40,000
Other	1,477
Total liabilities	276,142
SHAREHOLDER'S EQUITY:	
Common stock, no par value; 200 shares authorized, issued and outstanding	60,000
Additional paid-in capital	970,105
Accumulated deficit	(199,426)
Cumulative translation adjustment	(21,479)
Total shareholder's equity	809,200
Total liabilities and shareholder's equity	$ 1,085,342

The accompanying notes are an integral part of this statement.

ALPHA SECURITIES CORP. AND SUBSIDIARY

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Alpha Securities Corp. (the "Company") was incorporated in the State of New York on April 11, 1994. The Company is registered with the Commodity Futures Trading Commission as an introducing broker. The Company became a U.S. registered broker-dealer with the Securities and Exchange Commission ("SEC") on December 6, 1996.

The Company principally acts as a placement agent in connection with private placements of equity interests in direct participation programs ("DPPs"). The DPPs may be managed by Alpha Investment Management LLC ("AIM"), an affiliate, and include domestic limited partnerships, domestic limited liability companies and offshore private investment companies that are organized as corporations. The Company is also an introducing broker and has a clearing arrangement with Bear, Stearns Securities Corp. ("Bear Stearns") to carry the introducing broker customers' accounts on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Alpha Investment Management (U.K.) Limited ("AIM UK"). AIM UK, which is domiciled in the United Kingdom, acts as a placement agent for funds managed by AIM and Alpha Fund Management Ltd. ("AFM"). AIM UK is regulated by the Investment Management Regulatory Organization Limited ("IMRO"). All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents includes money market instruments with original maturities of less than three months.

Receivable from affiliates, net primarily consists of placement fees derived from the Company's activities as a placement agent.

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the consolidated statement of financial condition. Actual results could differ from these estimates. In the opinion of management, these estimates are not material to the financial position of the Company.

3. RELATED-PARTY TRANSACTIONS

The Company shares personnel, office space and facilities with AIM. The related outstanding balance due from AIM is recorded in receivable from affiliates, net. The shareholder of the Company contributes capital on a periodic basis to sustain the Company's operations.

4. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 1/15 of aggregate indebtedness, as defined, or $100,000, whichever is greater. As of December 31, 2001, the Company had net capital of $135,551, which exceeded requirements by $35,551.

The Company is exempt from the provisions of Rule 15c3-3 under Paragraph (k)(2)(ii) because it clears its customers' securities transactions on a fully disclosed basis through a nonrelated clearing broker. Proprietary accounts held at Bear Stearns ("PAIB Assets") are considered allowable assets in computation of net capital pursuant to an agreement between the Company and Bear Stearns, which requires, among other things, for Bear Stearns to perform a computation of PAIB Assets similar to the customer reserve computation set forth in the SEC Rule 15c3-3.

ANDERSEN

To the Shareholder
Alpha Securities Corp. and subsidiary:

In planning and performing our audit of the consolidated financial statements of Alpha Securities Corp. (a New York corporation) and subsidiary (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives. However, we noted that on February 13, 2002, the Company filed notice that it failed to meet its minimum net capital requirement under rule 15c3-1 for the period from July 9, 2001 to July 30, 2001.

This report is intended solely for the information and use of the shareholder, management, the SEC, and other regulatory agencies that rely on rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

New York, New York
February 21, 2002